3Q FY2005 Business Results

On November 1, 2005, Shinhan Financial Group announced its business results for the 9 month period ended on September 30, 2005 during our earnings conference at the Korea Exchange. Followings are the key figures we announced through a fair disclosure to the Korea Exchange. Full IR presentation material is available at our website (www. shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully reviewed by our independent auditor yet; therefore, contents are subject to changes in the due course of review process.

1.	Business results of Shinhan Financial Group

(in millions of KRW)

	For 9 months ended	For 9 months ended	% Change
	on Sept. 30, 2005	on Sept. 30, 2004	—

Operating Revenue	11,562,710	9,430,436	22.61%

Operating Income	1,355,318	1,138,142	19.08%

Ordinary Income	1,487,976	1,047,776	42.01%

Net Income	1,265,875	794,581	59.31%

(in millions of KRW)

	3Q 2005	2Q 2005	% Change	3Q 2004	% Change
	(3 months)	(3 months)	—	(3 months)	—

Operating Revenue	3,438,563	3,480,327	-1.20%	3,049,859	12.74%

Operating Income	470,412	495,817	-5.12%	406,399	15.75%

Ordinary Income	471,886	554,706	-14.93%	414,463	13.85%

Net Income	407,391	470,382	-13.39%	324,212	25.66%

2. Net Income of Major Subsidiaries

(in millions of KRW)

	For 9 months ended	For 9 months ended
Net Income	on Sept.30, 2005	on Sept.30, 2004	% Change

Shinhan Bank	604,524	693,413	-12.82%

Chohung Bank	537,032	188,826	184.41%

Shinhan Card	53,446	-1,293	n.a.

Good Morning Shinhan Securities	54,234	38,329	41.50%